Exhibit 99.1

Annual Meeting of Holders of Common Shares of Kinross Gold Corporation (the “Issuer”)

May 3, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

On a vote by a show of hands, the following nine nominees proposed by management were elected as directors of the Company by the holders of Common Shares to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following proxy votes from the holders of Common Shares with respect to the election of the nine nominees:

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company

IAN ATKINSON	For	706,716,208	99.09	56.69
	Withheld	6,479,958	0.91	6.60
	Non Votes	82,305,638		0.52
	Spoiled	0		0
JOHN A. BROUGH	For	672,001,056	94.22	53.91
	Withheld	41,195,110	5.78	3.30
	Non Votes	82,305,638		6.60
	Spoiled	0		0
JOHN M.H. HUXLEY	For	672,096,570	94.24	53.91
	Withheld	41,099,596	5.76	3.30
	Non Votes	82,305,638		6.60
	Spoiled	0		0
AVE G. LETHBRIDGE	For	702,170,590	98.45	56.33
	Withheld	11,025,575	1.55	0.88
	Non Votes	82,305,639		6.60
	Spoiled	0		0
CATHERINE MCLEOD-SELTZER	For	686,939,700	96.32	55.10
	Withheld	26,256,466	3.68	2.11
	Non Votes	82,305,638		6.60
	Spoiled	0		0
JOHN E. OLIVER	For	674,258,649	94.54	54.09
	Withheld	38,937,516	5.46	3.12
	Non Votes	82,305,639		6.60
	Spoiled	0		0
KELLY J. OSBORNE	For	705,760,110	98.96	56.61
	Withheld	7,436,056	1.04	0.60
	Non Votes	82,305,638		6.60
	Spoiled	0		0
UNA M. POWER	For	705,005,940	98.85	56.55
	Withheld	8,190,226	1.15	0.66
	Non Votes	82,305,638		6.60
	Spoiled	0		0

May 3, 2017

	Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
J. PAUL ROLLINSON	For	701,725,983	98.39	56.29
	Withheld	11,470,182	1.61	0.92
	Non Votes	82,305,639		6.60
	Spoiled	0		0

Item 2: Appointment of Auditors

On a vote by a show of hands, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from the holders of Common Shares with respect to the election of auditors:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	787,831,302	99.04	63.19
Against	0
Non Votes	0
Withheld	7,670,502	0.96	0.62

Item 3: Executive Compensation

On a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation. The Shareholders present in person and those represented by proxy at the Meeting voted as follows:

Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the Company
For	671,073,007	93.93	53.83
Against	43,359,461	6.07	3.48
Non Votes	82,305,638		6.60
Spoiled	0		0

KINROSS GOLD CORPORATION

/s/ Kathleen M. Grandy
Kathleen M. Grandy
Vice President, Assistant General Counsel and Corporate Secretary

2